[COVER]

                             SECURING THE FUTURE


















[LOGO]   COMPUDYNE CORPORATION

         1 9 9 7                A N N U A L           R E P O R T

------------------------------------------------------------------------
[INSIDE FRONT COVER]

                THREE YEAR SUMMARY OF SELECTED FINANCIAL DATA

[Thousand of dollars, except
  per share amounts]              1995         1996          1997
                               ---------     ---------      -------
----------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Total Revenue                   $10,308       $22,143       $20,016
Net income [loss]                 [211]          331           696
Net income [loss] per share      [0.13]         0.08          0.16
Return on equity                 -14.3%         14.0%         21.5%
Weighted average shares
  outstanding                  1,657,000     3,554,000     3,005,000

----------------------------------------------------------------------
BALANCE SHEET DATA

Working capital                     705        1,778         1,920
Total assets                      5,033        7,575         7,429

------------------------------------------------------------------------

Dear Shareholder:

"SECURING THE FUTURE" represents the theme for this Annual Report and an enduring philosophy for CompuDyne. Throughout this report you will see how we are working to secure the future for our company, our customers, and our shareholders. We have taken this opportunity to communicate what our business operations have been working so hard to accomplish - providing outstanding services and products to a broad array of customers worldwide. At the corporate level we are working to secure the future...

BY BUILDING SHAREHOLDER VALUE. 1997 was a year of base building, strong core earnings growth, and investing in the future. While sales were down 9.8% to $20 million, the reduction was largely due to the elimination of low margin work at Quanta Systems. Pre-tax income was up 17% to $538 thousand despite absorbing additional losses on the Ft. Bragg contract. When adjusted for the Sonoma claim costs of $270 thousand, pre-tax increased by 75%. Diluted earnings per share were $0.16, up from $0.08 in 1996. Earnings per share before the Sonoma claim costs amounted to $0.20. Net income benefited from the utilization of tax NOL's and the establishment of a deferred tax asset. We have also made great strides in customer diversification, reducing our Federal Government business to 47% from 86% in 1995. During the fourth quarter the company was able to get its large Preference Stock issue converted to common, putting all shareholders on an equal footing and eliminating onerous future dividend requirements,by paying a negotiated Early Conversion Adjustment payment of $310 thousand.

BY STRENGTHENING OUR BALANCE SHEET. The conversion of $1.8 million of Preference Stock to Common was probably the single most important event of the year for our common shareholders. However, the resolution of five years of government audits with a favorable settlement at Quanta Systems while increasing contract reserves, the elimination of the Sonoma uncertainty and management diversion, the solid core earnings progress, and the expansion of our bank line to $1.75 million all contributed to a strengthened and more flexible financial position. Our interest coverage increased to 9.7x from 9.4x despite the Sonoma settlement cost, our working capital ratio increased from 1.35:1 to 1.42:1, and our shareholder equity increased by $420 thousand to $2.2 million despite the Preference Stock call premium. We repurchased 62,000 shares of common stock shortly after the end of the year.

BY INVESTING IN THE FUTURE. During 1997 we undertook a major product distribution effort by establishing our new SYSCO Security Systems subsidiary which will not produce revenues until 1998. We have established marketing arrangements and alliances which should greatly benefit Quanta Systems and Data Control Systems in 1998 and beyond, and we have done the groundwork to establish Quanta International in the United Kingdom in 1998 to support worldwide systems integration services for our government and corporate customers. We continue to review possible acquisitions, and are discussing the potential of an underwriting to provide capital for a significant acquisition. We remain optimistic, focused, and dedicated to building shareholder value and liquidity.



                                       Martin Roenigk, Chairman & CEO


------------------------------------------------------------------------
                     [SECURING THE FUTURE BANNER]

               BY SUPPORTING OUR COUNTRY'S DEFENSES


[LOGO] QUANTA SYSTEMS CORPORATION, founded in 1950 as Washington Technological Associates, has a long and proud history of supporting our country's defenses by providing sophisticated and usually classified engineering services and support capabilities. Quanta Systems has grown to a team of 102 highly qualified,often technically specialized associates posted throughout the world with headquarters outside Washington, D.C. The U.S. Military and Intelligence Agencies have long relied on Quanta Systems for quick, quiet, and complex support services as well as sophisticated electronic product design and manufacture. During CompuDyne's difficult years in the early 90's, Quanta Systems remained the keystone company which delivered services, products, and profits consistently to pull CompuDyne through. Now that its corporate environment has become healthier and stable, we expect Quanta Systems' deep strengths will lead to continued success in broadening its customer base and expanding its revenues and margins over the coming years. This effort will be supplemented by marketing consulting agreements executed with two senior industry representatives, and the addition in 1997 of an experienced Business Development Manager.

In 1997 Quanta Systems' revenues declined by $5.0 million to $10.7 million. This decline is primarily due to the absence of some large, low-margin, non-recurring contracts and still represents an increase of 20% over 1995 revenues, which is more reflective of the long term growth rate anticipated from this business. Pre-tax income increased by $269 thousand, or 95%, to $552 thousand. The sharp increase in pre-tax income was due to several factors: reduced losses from the Ft. Bragg contract (which remains in dispute); favorable DCAA prior-year audit resolutions; and better average margins with the elimination of the low-margin contracts. Margins going forward are expected to remain under continual pressure as the defense contracting business becomes increasingly competitive and the available work shrinks; however, we are strategically well positioned in the government intelligence sector to pursue one of the proclaimed focal points for defense spending. Quanta Systems took a major step towards increased competitiveness by moving to consolidate its manufacturing and assembly operations with those of Data Control Systems. This move is expected to result in significant savings through the more efficient utilization of personnel, equipment, and space.

1997 was a year of enormous progress towards Quanta Systems' objective of diversifying its customer base. Coming off of the successful teaming with GTE in late 1996, Quanta Systems was on two additional winning teams, with very illustrious partners, in 1997. We teamed with Booz-Allen & Hamilton (prime), Boeing, GTE, Raytheon, Allied Signal, AT&T, Hughes and others to win a multi-year omnibus technical services Strategic Alliance Contract from the Maryland Procurement Office under which Quanta will provide classified build-to-print and systems integration support for a variety of Department of Defense programs. Later in the year we teamed with Computer Sciences (prime), Raytheon, GTE, and Booz-Allen & Hamilton to win a similar contract, which was awarded in January of 1998. In December we were awarded a GSA Federal Supply Schedule Contract to provide Automated Data Processing support services to local, state, and Federal Government agencies as well as Federal Government contractors authorized to use GSA schedule contracts. We also joined a Titan Corporation led team to win an Indefinite Delivery Indefinite Quantity omnibus technical services contract from the National Reconnaissance Office whereby Quanta will provide engineering services and products focused primarily (but not exclusively) on telemetry/telecommunications and physical security. A marketing alliance with DCX Corporation which has resulted in a very innovative solution to the military's desire to centralize the monitoring of diverse physical security systems is expected to generate both government and commercial installations. While working to gain new customers, we also apparently pleased our traditional customers, as evidenced by a significant expansion in our Teton Contract volume, a bridge contract with SPAWAR, and significant progress towards a renewal of that contract.

In an increasingly turbulent and dangerous world, Quanta System's long history of service, flexible capabilities, enhanced manufacturing resources, and highly qualified personnel should permit us to continue to gain a modestly increasing share of the defense market as the government is expected to accelerate its' historical trend towards outsourcing.

     ---------------------------------------------------------------
     QUANTA SYSTEMS IS AN ENGINEERING SERVICES FIRM PROVIDING TURN-
     KEY DESIGN, FABRICATION, INSTALLATION, TRAINING, MAINTENANCE, DOCUMENTATION, AND SYSTEMS INTEGRATIONS SERVICES TO GOVERNMENT
     AND INDUSTRY. QUANTA SYSTEMS SPECIALIZES IN PROVIDING PHYSICAL SECURITY APPLICATIONS AND QUICK REACTION, TURN-KEY SOLUTIONS TO THE URGENT AND UNIQUE REQUIREMENTS OF FEDERAL CUSTOMERS WITH CRITICAL INTELLIGENCE MISSIONS.
     -----------------------------------------------------------------


-------------------------------------------------------------------------

                     [Securing The Future Banner]


                  BY PROTECTING OUR COMMUNITIES

[LOGO] QUANTA SECURSYSTEMS is poised to have an outstanding year. Established in the United States in 1976 by Dr. Stanley Shorrock, Shorrock Electronic Systems quickly built a strong reputation in the corrections, utility, and other industries for outstanding products, service and maintenance in their physical security sector. Shorrock became a leader in correctional facilities, a position which it maintained for a number of years. After a change in ownership, and several years of restrictive policies towards growth and investment, Shorrock Electronic Systems was acquired by CompuDyne from its British owner in 1996. With a new commitment to growth and investment, the newly named Quanta SecurSystems has quickly reestablished itself as a prominent and respected participant in the corrections industry. After a period of consolidation and planning following their acquisition, SecurSystems had reestablished its reputation and industry presence by mid-1997. Thereafter SecurSystems quickly picked up momentum and wrote over $18 million in contracts during 1997, including the five year renewal of the Arizona State prisons maintenance contract.

Due to the need to rebuild its position in the industry, the Sonoma settlement, and the cost of establishing the product sales effort at SYSCO Security Systems, SecurSystems incurred an operating loss of $148 thousand in 1997. This was more than accounted for by the $270 thousand cost of the Sonoma settlement. The $147 thousand investment in the physical security product sales effort, which generated nominal sales in 1997, further depressed reported results. Revenues rose 76% to $6.2 million, however this was due to the mid-year 1996 acquisition timing, with only 6 months of SecurSystems results included in our 1996 report. The Sonoma settlement, which eliminates a major uncertainty which predated our acquisition of SecurSystems, allows us to avoid further management diversion on this old contract claim. While we felt we would have prevailed in our claim had we pursued it, risk management demanded that we avoid the further legal costs and management time that would have been involved in pursuing an uncertain outcome.

SecurSystems enters 1998 a very different company than it was just a year ago. We entered 1997 with a new construction backlog of $685 thousand, we enter 1998 with a new construction backlog of $8.1 million. In addition to renewing the Arizona State maintenance contract in 1997, we won several major physical security contracts including: a $1.7 million contract for a large new prison in downtown Philadelphia for the Federal Bureau of Prisons; a $1.4 million contract for a prison in York County, Pennsylvania; over $900 thousand of work for Wake County, North Carolina on public service buildings in Raleigh; $475 thousand for the International Airport in Greensboro, NC; $1.3 million for a Criminal Justice facility in Phoenix; $600 thousand for a county jail in Yuma, Arizona; $830 thousand for a Criminal Justice facility on the Gila River Indian Reservation in Arizona; and $725 thousand for work on the new Buckeye State Prison in Arizona. The impact of this activity is twofold - it is profitable new construction work, and it gives us the opportunity to seek long term maintenance contracts on the completed facilities. These awards also reflect some diversification from SecurSystems' typical straight prison work. Maintenance is a key strategic objective due to its better margins and recurring nature, and we are working to gain additional state and county multi-year contracts. We are very well positioned for maintenance work due to the breadth of experience of our technicians and managers, and our regional office network, which we are planning to expand. We have also laid the groundwork for establishing a branch in the United Kingdom to support the world wide systems integration requirements of our customers.

1997 has been an important transitional year of rebuilding and investing in the future. 1998 will begin to realize on the opportunity we saw at SecurSystems at the time of the acquisition. Fundamentally, although crime rates are dropping, this is the result of stricter sentencing requirements, which have driven up the demand for prison capacity.

      -------------------------------------------------------------------
      QUANTA SECURSYSTEMS SELLS, INSTALLS AND MAINTAINS PHYSICAL SECURITY SYSTEMS PRIMARILY FOR CORRECTIONAL INSTITUTIONS THROUGHOUT THE
      U.S. SECURSYSTEMS INSTALLS PHYSICAL SECURITY SYSTEMS OF ALL SIZES UP TO MULTI MILLION DOLLAR NEW INSTALLATIONS. SECURSYSTEMS HAS FOUR REGIONAL OFFICES AND AN IMPORTANT PART OF ITS BUSINESS IS THE MAINTENANCE OF PHYSICAL SECURITY SYSTEMS.
      -------------------------------------------------------------------


-------------------------------------------------------------------------
                   [Securing The Future Banner]

            WITH ADVANCED TELECOMMUNICATIONS PRODUCTS


[LOGO] DATA CONTROL SYSTEMS, established in 1958, has been a long time pioneer in the fields of telemetry systems, satellite command and control, and telecommunications products. 1997 marks a turning point for DCS - several important products with long and costly development gestation periods are now being introduced to a receptive market.

During 1997 we successfully completed the R&D and prototyping of two new products: models 2200 and 2250. These "companion" units, which operate in different frequency ranges, provide modulation, demodulation, and bit synchronization; the 2200 also provides bit error testing. The 2200 is a baseband product operating from 1KHz to 25 MHz, while the higher frequency IF 2250 operates between 21.4 MHz and 400 MHz. During the third quarter of 1997 we delivered the first model 2250 to Kennedy Space Center and the first production run of the model 2200 to Hughes and Intellsat. There is the potential for considerable follow-on orders. We also completed the R&D, prototyping, and first run production of a new iteration of the proprietary APC 2000, an Automatic Power Control device used to regulate satellite uplink power - most particularly during bad weather. The new APC 2000 incorporates a closed loop algorithm to complement the existing open-link algorithm found in the previous APC 2000; the closed loop algorithm is used by smaller and less sophisticated, but far more numerous, satellite ground stations. Deliveries have begun on this new model. Inquiries on the model 7500 Satellite Test Modem have picked up significantly - not surprising in an increasingly turbulent world. We expect to complete a major redesign of the 7500 during the second quarter of 1998. This will improve its' market potential and reduce its cost. Our consolidation of DCS' and Quanta Systems' manufacturing operations will further improve the cost competitiveness of DCS' products.

DCS has suffered in recent years from limited marketing effort. We have begun to rebuild the distribution channel, and we have engaged a senior industry representative to help us with this process. We also plan to add a marketing professional to staff, dedicated to Data Control Systems' products. With competitive products, enhanced marketing, and manufacturing efficiencies, the outlook for DCS is better than it has been in years.

      -----------------------------------------------------------------
      DATA CONTROL SYSTEMS MANUFACTURES TELEMETRY, SATELLITE COMMAND
      AND CONTROL, AND TELECOMMUNICATIONS PRODUCTS. THESE PRODUCTS
      AND SYSTEMS ARE USED FOR DATA ACQUISITION, CONTROL, TEST PROGRAMS, AND LABORATORY ENVIRONMENTS HAVING A VARIETY OF MILITARY, INTELLIGENCE, AND COMMERCIAL APPLICATIONS. KEY PRODUCTS INCLUDE MODULATORS, DEMODULATORS, BIT SYNCHRONIZERS, AUTOMATIC POWER CONTROLLERS, AND SATELLITE TEST MODEMS.
      ------------------------------------------------------------------

------------------------------------------------------------------------
                   [Securing The Future Banner]

           THROUGH STEADY GROWTH IN RECURRING REVENUES


[ISO 9002 CERTIFICATION LOGO][LOGO] MICROASSEMBLY SYSTEMS future is based on a technology that was invented by Eastman Kodak more than 40 years ago. However, MicroAssembly has succeeded in advancing the marketing and technological development of the Stick-Screw [TM] system where previous owners failed. MicroAssembly has built a strong marketing effort and invested in technological development to bring this revolutionary and still largely undiscovered product to a point where it is now growing at a rate of 15-20% per year and is meeting increasing acceptance in high technology applications where its reliability, performance, and labor efficiency make it highly competitive.

The last two years have probably seen more advances in Stick-Screw [TM] technology than the first forty years. We have introduced significant reconfigurations - including drill press and pistol grip based drivers. We have introduced a hand held electrically driven model which uses fewer parts, is more reliable, and is quieter than the traditional pneumatically driven modeL. In early 1998 we introduced the proprietary MicroLoc surface coating for securing the inserted screw. We are working in concert with two technologically advanced customers to develop automated processes for manipulating the driver, further increasing its labor efficiency and speed.

In manufacturing we are proud to have received our ISO9002 certification in 1997, and we are well on our way to gaining the coveted auto industry QS9000 certification. We have expanded our manufacturing capacity and efficiency by moving our administrative offices to an owned facility and adding production machines.

Our investment in marketing is clearly paying off. Our sales growth rate is very strong, and our customer prospects in 1998 very promising. We have added to our marketing staff, refined our sales representative force, and we attended, in early 1998, a trade show in England where we have begun discussions with European sales representatives to expand our overseas sales.

      ----------------------------------------------------------------
      MICROASSEMBLY SYSTEMS IS A MANUFACTURER OF A PROPRIETARY AUTOMATED PROCESS CALLED THE "STICK-SCREW[TM] SYSTEM" WHICH USES CUSTOM DESIGNED SCREWS IN A STICK FORMAT FOR THE INSERTION OF FASTENERS IN FACTORY ASSEMBLY ENVIRONMENTS. THE STICK-SCREW[TM] SYSTEM PROVIDES INSERTION OF FASTENERS AT A FASTER SPEED THAN CAN BE ACCOMPLISHED BY COMPARABLY PRICED COMPETING SYSTEMS OR PROCESSES.
      -----------------------------------------------------------------


-----------------------------------------------------------------------
                   [Securing The Future Banner]

                    BY INVESTING IN THE FUTURE


COMPUDYNE has a corporate commitment to invest in our future success and growth, rather than to attempt to necessarily maximize current reported results. Our objective is to develop CompuDyne into a world-class, world-scale provider of integrated security solutions - products, installation and maintenance. To further this objective, we have made, and continue to make substantial investments in the future:

[LOGO] SYSCO Security Systems, Inc. is the outgrowth of the exclusive distribution rights we negotiated with Shorrock Integrated Systems for their physical security products - the "ADACS" central Alarm Detection and Access Control System, microwave fences, and infrared sensors. The ADACS system, Windows based, is a state of the art fully integrated software and hardware sytem which will control all aspects of security as well as environmental and other facility functions. ADACS is an open architecture system which will accommodate virtually any currently installed alarm or access control products, resulting in enormous conversion efficiencies. SYSCO Security Systems, Inc. is in the final stages of negotiating exclusive North American distribution rights for the products of SYSCO companies in the United Kingdom and Germany. SYSCO United Kingdom's products are state of the art perimeter detection systems which have significant advantages over similar products currently sold in the U.S. SYSCO (in the United States) has also developed a proprietary product called SecurLAN which is expected to have broad applications for security conscious Local Area Network installations. The first contract for a SecurLAN installation was received in March of 1998 for a U.S. air force base. Developing a product distribution channel from scratch is a difficult and expensive process, and is expected to result in operating losses at least through 1998.

[LOGO] QUANTA INTERNATIONAL is in the process of being formed. We have engaged the services of a senior international manager with extensive physical security product and systems integration experience in the United Kingdom. Our intent is to open a branch in the UK, either as a start-up or through acquisition, to support world-wide systems integration capabilities. We also plan to take a more active role in the physical security products area through investments and/or acquisitions in Europe, where product development is, in many instances, significantly advanced over the technology found in the U.S.


-------------------------------------------------------------------------

                       INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders of CompuDyne Corporation:

We have audited the accompanying consolidated balance sheets of CompuDyne Corporation and subsidiaries as of December 31, 1997, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audit also included the financial statement schedule listed in the accompanying index at Item 14(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management Our responsibility is to express an opinion on these consolidated financial statements and statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CompuDyne Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule as of and for the years ended December 31, 1997, 1996 and 1995, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/Deloitte &  Touche LLP

Washington D.C.
March 23, 1998


                    COMPUDYNE CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                  ASSETS

                                                 December 31,
                                                1997      1996
                                              -------    -------
                                                 (In Thousands)
Current Assets
  Cash and cash equivalents                   $    -      $  186
  Accounts receivable                          4,757       5,273
  Inventories
   Finished goods                                 72          93
   Work in progress                              888         778
   Raw materials and supplies                    612         471
                                              ------      ------
     Total Inventories                         1,572       1,342
                                              ------      ------

  Prepaid expenses and other
   current assets                                 95          57
                                              ------      ------
      Total Current Assets                     6,424       6,858

Non-current receivable
  related parties                                 60          60

Property, plant and equipment, at cost
  Land and improvements                           26          26
  Buildings and leasehold improvements           250         190
  Machinery and equipment                      1,055         948
  Furniture and fixtures                         287         210
  Automobiles                                     84          78
                                              ------      ------
                                               1,702       1,452
  Less accumulated depreciation and
   amortization                                  990         863
                                              ------      ------
    Net property, plant and equipment            712         589
                                              ------      ------
Deferred tax asset                               124           -
Intangible assets, net of accumulated
  amortization                                    66          53
Other assets                                      43          15
                                              ------      ------
   Total other assets                            233          68
                                              ------      ------
Total Assets                                  $7,429      $7,575
                                              ======      ======
                LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                           $ 2,104      $3,017
  Bank notes payable                           1,339         162
  Accrued pension costs                            -          32
  Other accrued expenses                       1,015       1,249
  Billings in excess of contract
   costs incurred                                  -         562
  Accrued income taxes                            35           -
  Current portion of deferred
    compensation                                  26          38
  Current portion of notes payable-
    related parties                               20          20
                                              ------      ------
      Total Current Liabilities                4,539       5,080

  Notes payable-related parties                   30          50
  Long term pension liability                    489         393
  Deferred compensation, net of
    current portion                                -          25
  Other liabilities                              209         185
  Deferred income taxes                            -          66
                                              ------      ------
      Total Liabilities                        5,267       5,799
                                              ======      ======
Shareholders' Equity
  Convertible preference stock,
   Series D, Redemption value
   of $1.50 per share, 1,260,460 Shares
   authorized, issued and outstanding
   at December 31, 1996                            -         945

  Common stock, par value $.75 per share:
    10,000,000 shares authorized; 4,124,542
    and 2,864,082 shares issued at
    December 31, 1997 and 1996,
    respectively                               3,093       2,148
  Other capital                                8,203       8,203
  Treasury Shares at cost 16,666                   -           -
  Receivable from management                     (90)        (90)
  Accumulated Deficit                         (9,044)     (9,430)
                                              ------      ------
      Total Shareholders' Equity               2,162       1,776
                                              ------      ------
Total Liabilities and Shareholders' Equity    $7,429      $7,575
                                              ======      ======

               See notes to consolidated financial statements


-------------------------------------------------------------------------

                     COMPUDYNE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                               1997    1996      1995
                                              -----   -----     -----
                                 (In thousands, except per share amounts)
Net sales                                    $ 20,016  $ 22,142  $10,308
Cost of goods sold                             16,538    19,339    8,792
Gross margin                                    3,478     2,803    1,516

Sonoma settlement costs                           270         -        -
Selling, general and administrative
 expenses                                       2,456     2,102    1,214
Research and development                          172       234      359
                                              -------   -------  -------
Operating income (loss)                           580       467      (57)
                                              -------   -------  -------
Other (income) expense
 Interest expense                                  62        55       31
 Interest income                                    -       (16)      (9)
 Other (income)expenses                           (20)      (33)     186
                                              -------   -------  -------
   Total other (income) expense                    42         6      208
                                              -------   -------  -------

Income (loss) from continuing operations
 before income taxes                              538       461     (265)
Income tax provision (benefit)                   (158)       70      (55)
                                              -------   -------  -------
Income (loss) from continuing
 operations                                       696       391     (210)

Discontinued Operations:
Loss from discontinued operations                   -       (60)    (352)
Loss on disposal of discontinued
  operations                                        -         -     (101)
                                              -------   -------  -------
Loss from discontinued operations                   -       (60)    (453)
                                              -------   -------  -------
Net income (loss)                            $    696  $    331 $   (663)
                                              =======   =======  =======

Basic EPS:
 Continuing operations                       $    .23  $    .17 $   (.13)
 Discontinued operations                            -      (.03)    (.27)
 Extraordinary items                                -         -        -
                                              -------   -------  -------
 Net income (loss)                           $    .23  $    .14 $   (.40)
                                              =======   =======  =======

Weighted average number of common
 shares outstanding                             3,005     2,294    1,657
                                              =======   =======  =======
Diluted EPS:
 Continuing operations                       $    .16  $    .10 $   (.13)
 Discontinued operations                            -      (.02)    (.27)
 Extraordinary items                                -         -        -
                                              -------   -------  -------
 Net income (loss)                           $    .16  $    .08 $   (.40)
                                              =======   =======  =======

Weighted average number of common
  shares and equivalents                        4,364     3,762    1,657
                                              =======   =======  =======

                    See notes to consolidated financial statements




                   COMPUDYNE CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                               Years Ended December 31,
                                              -------------------------
                                               1997       1996     1995
                                              -------  -------  -------
                                                    (In Thousands)
(S>
Cash flows from operating activities:
 Net income (loss) from continuing
 operations                                   $  696   $  391   $  (210)
Adjustments to reconcile net income
 to net cash from operations:
 Depreciation and amortization                   114      104        45
 Deferred income tax (benefit)                  (189)     (25)      (20)
Changes in assets and liabilities:
 Accounts receivable                             516   (2,123)     (393)
 Accounts receivable-related party                 -        -         5
 Inventory                                      (285)    (423)     (138)
 Prepaid expenses                                (38)      52        15
 Other assets                                    (28)       -         -
 Accounts payable                               (913)   1,240       338
 Accrued expenses                               (104)     553      (131)
 Accrued income taxes                            (35)       -         -
 Billings in excess of costs incurred           (562)     562         -
 Other liabilities                               (10)      27        11
                                              ------   ------   -------
 Net cash flows (used in) provided by
  continuing operations                         (838)     358      (478)
                                              ------   ------   -------

 Loss on discontinued operations                   -      (60)     (453)
 (Increase) decrease in net assets of
   discontinued operations                         -       3       132
                                              ------   ------   -------
 Cash flows used in discontinued
  operations                                       -      (57)     (321)
                                              ------   ------   -------
Net cash flows (used in) provided by
  operations                                    (838)     301      (799)
                                              ------   ------   -------

Cash flows from investing activities:
 Net cash (used for) received from
  acquisitions                                     -     (566)       52
 Additions to property, plant
  and equipment                                 (195)     (33)      (78)
                                              ------   ------   -------
Net cash flows used in investing
  activities                                    (195)    (599)      (26)
                                              ------   ------   -------

Cash flows from financing activities:
 Conversion of series D preference stock        (310)       -         -
 Issuance of common stock                          -      600         -
 Payment of receivable from management             -        1         1
 Increase/(decrease) in short term debt        1,177      (97)      258
 Repayment of long term debt                       -        -         -
 Proceeds from note payable, related parties       -        -       400
 Repayment of note payable related parties       (20)     (20)      (10)
                                              ------   ------   -------
Net cash flows provided by
  financing activities                           847      484       649
                                              ------   ------   -------
Net increase (decrease) in cash and
  cash equivalents                              (186)     186      (176)
Cash and cash equivalents at the
  beginning of the year                          186        -       176
                                              ------   ------  --------
Cash and cash equivalents at the end
 of the year                                 $     -  $   186  $      -
                                              ======   ======   =======
Supplemental disclosures of cash
  flow information:
 Cash paid during the year for:
  Interest                                   $    62  $    55  $     15
  Income taxes, net of refunds               $    70  $     -  $    (30)

                 See notes to consolidated financial statements.

------------------------------------------------------------------------

                COMPUDYNE CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                              Receivable
($ In Thousands)               Preference  Common    Other       From
                                  Stock     Stock    Capital  Management
                               ----------  -------   -------  ----------
Bal. at January 1, 1995        $     -     $ 1,202   $ 7,988  $   (92)
Net loss                             -           -         -        -
Shares issued-common stock           -         153       (15)       1
Shares issued-preference stock     945           -         -        -
                                ------      ------    ------   ------
Balance at December 31, 1995,
 as restated                   $   945     $ 1,355   $ 7,973  $   (91)
Net Income                           -           -         -        -
Shares issued- Common shares         -         793       230        -
Purchase of treasury stock           -           -         -        -
Payments from management             -           -         -        1
                                ------      ------    ------   ------
Balance at December 31, 1996   $   945     $ 2,148   $ 8,203  $   (90)
Net Income                           -           -         -        -
Preferred shares converted
 to Common shares                 (945)        945         -        -
                                ------      ------    ------   ------
Balance at December 31, 1997   $     -     $ 3,093   $ 8,203  $   (90)
                                ======      ======    ======   ======


                                Accumulated
($ In Thousands)                  Profit      Treasury
                                 (Deficit)     Shares       Total
                                ----------    -------     --------
Bal. at January 1, 1995         $  (9,098)    $     -     $      -
Net loss                             (663)          -         (663)
Shares issued-common stock              -           -          139
Shares issued-preference stock          -           -          945
                                 --------      ------      -------
Balance at December 31, 1995,
 as restated                    $  (9,761)    $     -     $    421
Net Income                            331           -          331
Shares issued- Common shares            -           -        1,023
Purchase of treasury stock              -           -            -
Payments from management                -           -            1
                                  -------      ------      -------
Balance at December 31, 1996    $  (9,430)    $     -     $  1,776
Net Income                            696           -          696
Preferred shares converted
 to Common shares                    (310)          -         (310)
                                  -------      ------      -------
Balance at December 31, 1997    $  (9,044)    $     -     $  2,162
                                 ========      ======      =======

                           SELECTED FINANCIAL DATA

(In thousands except per share data):
                                       For the years ended December 31,
                                  1997     1996     1995     1994     1993
                               -------- -------- --------  -------  --------
Net sales                      $ 20,016  $22,142 $ 10,308  $ 9,699   $ 9,571
 Gross profit                  $  3,478  $ 2,803 $  1,516  $ 1,586   $ 1,884
 Selling, general and
  administrative               $  2,456  $ 2,102 $  1,214  $ 1,095   $ 1,492
 Research and development      $    172  $   234 $    359  $    66   $   113
Interest expense net of
  interest income              $     62  $    39 $     22  $    (7)  $   111
Income (loss) from
 continuing operations
 before extraordinary items    $    696  $   391 $   (210) $  2,065  $   253
Loss from discontinued
  operations                          -      (60)    (453)     (860)    (211)
 Extraordinary items (Note a)         -        -        -       523      161
                                -------   ------  -------   -------   ------
Net income (loss)              $    696  $   331 $   (663) $  1,728  $   203
                                =======   ======  =======   =======   ======

Basic EPS:
 Continuing operations         $    .23  $   .17 $   (.13) $  1.18   $   .15
 Discontinued operations              -     (.03)    (.27)    (.49)     (.13)
 Extraordinary items                  -        -        -      .30       .10
                                -------   ------  -------   ------
 Net income (loss)             $    .23  $   .14 $   (.40) $   .99   $   .12
                                =======   ======  =======   ======    ======

Weighted average number
 of common shares
 outstanding                      3,005    2,294    1,657     1,748    1,686
                                =======   ======   ======    ======   ======

Diluted EPS:
 Continuing operations         $    .16  $   .10  $  (.13)  $  1.18  $   .15
 Discontinued operations              -     (.02)    (.27)     (.49)    (.13)
 Extraordinary items                  -        -        -       .30      .10
                                -------   ------   ------    ------   ------
 Net income (loss)             $    .16  $   .08  $  (.40)  $   .99  $   .12
                                =======   ======   ======    ======   ======
Weighted average number of
 common shares and
  equivalents                     4,364    3,762    1,657     1,748    1,686
                                =======   =======  ======    ======   ======

Total assets                   $  7,255  $ 7,575  $ 3,947  $  2,114  $ 1,993
                                =======   ======   ======   =======   ======

Long-term debt, net            $     30  $    30  $   470  $      -  $ 1,050
                                =======   ======   ======   =======   ======

Total shareholders equity/
  (deficit)                    $  2,162  $ 1,776  $   421  $      -  $(1,736)
                                =======   ======   ======   =======   ======


              See notes to consolidated financial statements.

------------------------------------------------------------------------
                     COMPUDYNE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS
--------------------------
DESCRIPTION OF BUSINESS - CompuDyne Corporation ( CompuDyne  or the
 Company ) a Nevada corporation, was incorporated in Pennsylvania on December 8, 1952. On May 8, 1996, CompuDyne changed its state of incorporation to Nevada after receiving shareholder approval at the 1996 Annual Meeting of Shareholders. CompuDyne operates in five business segments through its wholly owned subsidiaries Quanta Systems Corporation ( Quanta Systems ), Quanta SecurSystems, Inc., ( SecurSystems ), MicroAssembly Systems, Inc. ( MicroAssembly ) and SYSCO Security Systems, Inc. ( SYSCO ).

Quanta Systems is an engineering services firm providing turn-key design, fabrication, installation, training, maintenance, documentation, and systems integration of closed circuit television, access control and intrusion detection. Quanta Systems also provides original equipment manufacturing and worldwide quick reaction capability to respond to the urgent and unique requirements of customers with critical missions. Quanta Systems is currently providing these services primarily to the Federal Government.

Data Control Systems ( DCS ) a division of Quanta Systems, manufactures a proprietary line of telemetry, satellite command and control systems, radio frequency and telecommunications products. These products and systems are used for data acquisition, control, test programs and laboratory environments having a variety of telecommunications, military, intelligence and commercial applications. The market for DCS' current products is mainly with U.S. and foreign governments as well as aerospace and telecommunications companies.

SecurSystems primarily focuses on the installation, maintenance and system integration of highly technical security systems. Although the majority of SecurSystems work is related to detention facilities, SecurSystems has also performed work in areas such as colleges, court houses and in the transportation market.

MicroAssembly, located in Willimantic, Connecticut, is a manufacturer of a proprietary automated process called the Stick-Screw System . The Stick-Screw System uses custom designed screws in a stick format for the insertion of fasteners in electronic and other assembly environments. The Stick-Screw System provides insertion of the fasteners at a faster speed than can be accomplished by comparably priced competing systems or processes. Sales are primarily in the United States via a network of independent sales representatives, with modest sales in Europe and South America. In 1996 MicroAssembly acquired the power screwdriver product line from Blackstone Industries for $50,000. This is a complimentary line of automatic screwdrivers with vacuum pick-up.

SYSCO, located in Hanover, Maryland is a distributor based product sales company. It was formed by CompuDyne to set up a national network of sales representatives and dealers. These products include Shorrock Integrated Systems' physical security product line and will include SYSCO Companies of the United Kingdom and Germany's physical security product line if negotiations are completed.

2.  SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------
PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of CompuDyne Corporation and its subsidiaries, all of which are wholly-owned. All material intercompany transactions have been eliminated.

INVENTORIES - Raw material inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process represents direct labor, materials and overhead incurred on products not yet delivered. Finished goods are valued at the lower of cost or market.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain estimates used by management are susceptible to significant changes in the economic environment. These include estimates of percentage-completion on long term contracts and valuation allowances for contracts accounts receivable. Actual results could differ from those estimates.

REVENUE RECOGNITION - Revenue under cost reimbursement contracts is recognized to the extent of costs incurred to date plus a proportionate amount of the fee earned. Revenue under time and materials contracts are recognized to the extent of billable rates times hours delivered plus materials expenses incurred. Revenue from fixed price contracts is recognized under the percentage of completion method. Revenue from the sale of manufactured products is recognized based on shipment date. Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost less accumulated depreciation and amortization.
Depreciation is computed using principally the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives are as follows:

           Buildings and improvements   7-39 years
           Machinery and equipment      3-10 years
           Furniture and fixtures       3-10 years

Leasehold improvements are amortized over their estimated useful lives or the term of the underlying lease, whichever is shorter. Maintenance and repair costs are charged to operations as incurred; major renewals and betterments are capitalized.

OTHER INTANGIBLE ASSETS - Intangible assets consist of a trademark amortized on a straight-line basis over 15 years and a deferred credit for negative goodwill recorded due to the acquisition of SecurSystems amortized on a straight-line basis over 5 years. Accumulated amortization was $12 thousand and ($29) thousand respectively at December 31, 1997.

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the company considers temporary investments with original maturities of three months or less to be cash equivalents.

INCOME TAXES - The Company follows Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes . Under SFAS 109, deferred income taxes are recognized for the future tax consequences of differences between tax bases of assets and liabilities and financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

STOCK BASED COMPENSATION - In 1996, the Company adopted SFAS No. 123,
 Accounting for Stock-Based Compensation.   As permitted under this
Statement, the Company continues to follow the Accounting Principles Board ( APB ) Opinion No. 25 for the recognition and measurement of employees stock-based compensation and therefore provides only the disclosures required under SFAS No. 123.

NEW ACCOUNTING PRONOUNCEMENTS - In February 1997, the FASB issued SFAS
No. 129,  Disclosure of Information about Capital Structure.   The
Company is required to adopt the provisions of this statement for the year ending December 31, 1998. This statement extends the previous requirements to disclose certain information about an entity's capital structure found in APB Opinion No. 10, Omnibus Opinion-1996, No. 15,
 Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. As the Company has been subject to the requirements of each of those standards, adoption of SFAS No. 129 will have no impact on the Company's financial statements.

In June, 1997 the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of the statement for fiscal periods beginning after December 15, 1997. This statement may require the company to make additional disclosures.

In June 1997, the FASB issued No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires the Company to present certain information about operating segments and in condensed financial statements for interim periods. The Company is required to adopt the provisions of the statement for the year ending December 31, 1998. The statement may require the Company to make additional disclosures.

3.  NET INCOME (LOSS) PER SHARE
-------------------------------
In February 1997, the FASB issued SFAS No. 128,  Earnings Per Share.
This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and accordingly, has been adopted by the Company as of December 31, 1997. The Company has restated earnings per share for fiscal years 1995 and 1996. Options to purchase 53,050 shares of common stock at $2.81 were outstanding during 1997 but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at December 31, 1997. Options to purchase 200,000, 56,290 and 25,000 shares of common stock at $1.50, $1.81 and $2.00, respectively were outstanding during 1996 but were not included in the computation of diluted net income per common share because the options' exercise prices were greater than the average market price of the common shares. Preferred stock convertible to 1,260,460 shares of common stock was not included in the computation of diluted net income per share in 1995 because such shares would have been anti-dilutive.

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share:


                                                               Per Share
                                                               ---------
                                            Income      Shares   Amount
                                           -------    --------  -------
                                          ($ in thousands)
Basic net income per common share
 for the year ended December 31, 1997:
Income available to common stockholders    $    696    3,004,974  $  .23
Effect of dilutive preferred stock                -    1,102,902
Effect of dilutive stock options                  -      256,325
                                            -------    ---------
Diluted net income per common share
 for the year ended December 31, 1997      $    696    4,364,201  $  .16
                                            -------    ---------   -----

Basic net income per common share
  for the year ended December 31, 1996:
Income available to common
  stockholders                             $    331    2,293,602  $  .14
Effect of dilutive preferred stock                     1,260,460
Effect of dilutive stock options                  -      207,980
                                            -------    ---------
iluted net income per common share
 for the year ended December 31, 1996      $    331    3,762,042  $  .08
                                            -------    ---------   -----

Basic net income per common share for
 the year ended December 31, 1995:
Income available to common
  stockholders                             $    663    1,657,000  $ (.40)
Effect of dilutive stock options                  -            -
                                            -------    ---------
Diluted net income per common share
for the year ended December 31, 1995       $    663    1,657,000  $ (.40)
                                            -------    ---------   -----

4.  ACQUISITIONS AND DISPOSAL OF BUSINESSES
-------------------------------------------
ACQUISITION OF SHORROCK ELECTRONIC SYSTEMS, INC. - On July 11, 1996, CompuDyne Corporation entered into and consummated a Stock Purchase Agreement by and between SES Corporation USA ( the seller ) and CompuDyne to purchase all of the capital stock of Shorrock Electronic Systems, Incorporated ( SES ) from the seller. The seller is an indirect subsidiary of BET Public Limited Company. SES, located in Hanover, Maryland, is engaged in the sale, installation and maintenance of physical security systems for correctional and other facilities. The consideration paid to the seller for the stock of SES was approximately $613 thousand. CompuDyne has accounted for the acquisition of SES using the purchase method of accounting. The purchase price was allocated to the net assets acquired based upon their estimated fair value at the date of acquisition which resulted in an excess of net assets acquired over cost (negative goodwill) of approximately $336 thousand. As a result, the assigned values of the non-current assets of $231 thousand were written down to zero and negative goodwill of $105 thousand was recorded. The resulting purchase price allocation was based on the fair values as follows:

             Cash                                  $     47
             Accounts receivable                      1,028
             Inventory                                  109
             Prepaid expenses                            12
             Contract billings in excess of costs      (150)
             Accounts payable and accrued expenses     (328)
             Negative goodwill                         (105)
                                                    -------
                                                   $    613
                                                    =======

The accompanying financial statements include the operations for SES for the period from July 11, 1996, the date of acquisition.

ACQUISITION OF MICROASSEMBLY SYSTEMS, INC. - On August 21, 1995, CompuDyne entered into and consummated a Stock Purchase Agreement by and among the Company, Martin A. Roenigk and Alan Markowitz (Messrs. Roenigk and Markowitz are, collectively, the Sellers ) and MicroAssembly, pursuant to which CompuDyne issued to the Sellers 1,260,460 shares of its Convertible Preference Stock, Series D ( Series D Preference Stock ) in exchange for all of the outstanding shares of capital stock of MicroAssembly. This transaction represented a non-cash investing activity and, therefore, has not been included in the Statement of Cash Flows. The issuance by CompuDyne of the Series D Preference Stock, together with the issuance of certain Notes, as defined below, and certain options to purchase Common Stock, all as described below and in accordance with the terms of the Stock Purchase Agreement, are referred to as the Transaction in which MicroAssembly became a wholly-owned subsidiary of CompuDyne. Of the 1,260,460 Shares of Series D Preference Stock issued to the Sellers, 945,345 shares were issued to Mr. Roenigk, and 315,115 shares were issued to Mr. Markowitz. In November 1997 the Series D Preference Stock was converted on a share for share basis to Common Stock with full voting rights. No dividends had been paid on the Series D Preference Stock. When converted a $0.246 per share Early Conversion Adjustment was paid to Mr. Roenigk and Mr. Markowitz. The adjustment totalled approximately $310 thousand and was recorded as a reduction to accumulated deficit.

The Series D Preference Stock had rights to vote on a share for share basis with the Company's Common Stock. Each share of Series D Preference Stock carried an annual aggregate dividend equal to the lower of: (a) sixty percent (60%) of MicroAssembly's after-tax net income in the previous calendar year, divided by 1,260,460, or (b) eight percent (8%) of the Redemption Value of $1.50 per share of the Series D Preference Stock. Dividends could have been paid on the Series D Preference Stock, at the Company's option, in cash, CompuDyne Common Stock, or a combination thereof, based upon the average closing price of CompuDyne's Common Stock for the prior thirty (30) trading days. There were no dividends accrued or paid in 1997, 1996 or 1995. Beginning on August 21 in the year 2000, the Company could have, at its option, redeemed all or any part of the Series D Preference Stock for a price of $1.80 per share, that being one hundred twenty percent (120%) of the redemption value, plus accrued and unpaid dividends.

CompuDyne has accounted for the acquisition of MicroAssembly using the purchase method of accounting. The purchase price, as restated was allocated to the net assets acquired based on their estimated fair values at the date of acquisition. The fair values of these assets and liabilities are summarized as follows (in thousands):

Cash, net                                             $    52
Accounts Receivable                                       261
Inventories                                               436
Other Assets                                               76
Property, Plant and Equipment                             531
Intangible Assets                                          58
Accounts Payable and Accrued Expenses                  (  358)
Deferred Tax Liabilities                               (  111)
                                                       ------
Total - value assigned to Series D preferred stock    $   945
                                                       ======

The accompanying financial statements include the operations of MicroAssembly for the period from August 21, 1995, the date of acquisition.

As part of the Transaction, in return for $400 thousand paid to CompuDyne at the closing, CompuDyne issued to the Sellers' Senior Convertible Promissory Notes (the Notes ) in the aggregate principal amount of $400 thousand, which Notes were convertible, prior to redemption by CompuDyne, into CompuDyne Common Stock at a conversion rate of $1.50 per share of common stock, or 266,667 shares of common stock if the entire principal amount of the Notes was converted. Of the $400 thousand principal amount of Notes issued, $300 thousand principal amount of the Notes were issued to Mr. Roenigk, and $100 thousand principal amount of the Notes were issued to Mr. Markowitz. As described in a report filed by the Sellers with the Securities and Exchange Commission and with the Company pursuant to Section 13(d) of the Securities Exchange Act of 1934, the source of the Sellers' $400 thousand investment in the Company was personal funds. All of the notes were converted into common stock the third quarter of 1996.

As a further part of the Transaction, Norman Silberdick, the Company's then Chairman, President, Chief Executive Officer and Director, resigned as such. The Company's Board of Directors elected Mr. Roenigk to fill Mr. Silberdick's seat on the Board of Directors, and to become its Chairman, President and Chief Executive Officer. Mr. Markowitz was also elected to the Company's six member Board of Directors. In recognition of Mr. Roenigk's position as Chairman, President and CEO, the Company has issued to him options to purchase up to 200,000 shares of the Company's Common Stock for $1.50 per share. The options were to expire in ten (10) years. Mr. Silberdick, as part of a related transaction described below, turned in to the Company 60,000 shares of the Company's Common Stock issued pursuant to a Stock Purchase Agreement, dated August 1, 1993, between the Company and Mr. Silberdick, and he relinquished his rights to purchase an additional 50,000 shares pursuant to such Agreement.

DIVESTITURE OF SUNTEC DIVISION - On August 21, 1995, Quanta Systems transferred all of the assets and liabilities of Quanta Systems's Suntec division to Suntec Service Corporation, a newly-formed corporation
( Suntec ), in return for (i) all of Suntec's issued and outstanding common stock and (ii) Suntec's agreement to pay to Quanta Systems a royalty of 2% of Suntec's net sales and other revenues for thirty (30) years from the date of the closing. Quanta Systems then sold all of Suntec's Common Stock to Norman Silberdick, who resigned on that date as CompuDyne's Chairman, President, CEO and Director.

As a condition precedent to the sale of the Suntec shares to Mr.
Silberdick, he relinquished to CompuDyne 60,000 shares of CompuDyne Common Stock and purchase rights held by him to acquire an additional 50,000 shares of CompuDyne Common Stock.

As consideration for the shares of Suntec, Mr. Silberdick executed a nonrecourse promissory note in the initial principal amount of $79 thousand (the Silberdick Note ), payment of which was secured by a pledge of all Suntec shares held by Mr. Silberdick, which shares must at all times equal or exceed 33% of all outstanding shares of Suntec capital stock. The Silberdick Note bears interest at an annual rate equal to the Wall Street Journal prime rate, plus 2%. Through August 31, 2000, the principal payments on the Silberdick Note are payable annually in amounts equal to 25% of Suntec's net, after-tax income for the year in question. Thereafter, the unpaid principal balance, as of that date, shall be paid in five equal annual installments. Suntec has now ceased all operations.

As part of the transaction, Quanta Systems loaned $50 thousand to Suntec payable at the end of three years at prime plus 2% with interest due at the anniversary date of the loan. The loan is a senior obligation of Suntec with rights to security. As of December 31, 1996, the Company has written off the full amount of this loan because Suntec ceased operations. The effective interest rate was 10.5% at December 31, 1995.

Loss from Discontinued Operations includes a provision of $85 thousand in 1995 for the loss on disposal. Revenues included in loss from discontinued operations were $656 thousand in 1995.

PRO-FORMA FINANCIAL INFORMATION - The following unaudited pro-forma financial information of CompuDyne Corporation reflects the acquisition of MicroAssembly and the disposition of Suntec Service Corporation as if these transactions had occurred on January 1, 1995, and the acquisition of Shorrock (now SecurSystems, Inc.) as if this transaction had occurred on January 1, 1996 and January 1, 1995:


(In Thousands)                                  1996        1995
                                             --------   ----------
Revenues                                     $ 23,818   $ 15,833
Income (loss) before Extraordinary Items       (1,226)    (7,151)
Net Income (Loss)                                (145)    (3,667)
Earnings (Loss) Per Share                        (.04)     (2.21)

5.  ACCOUNTS RECEIVABLE
-----------------------
Accounts Receivable consist of the following:
(In thousands)December 31,December 31,
                                                1997        1996
                                               ------     -------
U.S. Government Contracts:
  Billed                                     $  1,712   $  2,420
  Unbilled                                      1,054      1,031
                                              -------    -------
                                                2,766      3,451
Commercial
  Billed                                        2,084      2,360
  Unbilled                                        207          -
                                              -------    -------
                                                2,291      2,360
Total Accounts Receivable                       5,057      5,811
Less Allowance for Doubtful Accounts             (300)      (538)
                                              -------    -------
Net Accounts Receivable                      $  4,757   $  5,273
                                              =======    =======


Substantially all of the U.S. Government billed and unbilled receivables are derived from cost reimbursable or time-and-material contracts. Unbilled receivables include retainages of approximately $185 thousand and $301 thousand at December 31, 1997 and 1996, respectively.

Direct sales to the U.S. Government for the years ended December 31, 1997, 1996 and 1995 were approximately $9.3 million, $15.5 million and $8.9 million, respectively, or 47%, 70% and 86% of the Company's total net sales for the same years. No other single customer accounted for greater than 10% of the Company's net sales.

Contract costs for services provided to the U.S. Government, including indirect expenses, are subject to audit by the Defense Contract Audit Agency, ( DCAA ). All contract revenues are recorded in amounts expected to be realized upon final settlement. In the opinion of management, adequate provisions have been made for adjustments, if any, that may result from the government audits. Quanta Systems received final approval on their indirect rates for 1989 through 1994 from DCAA which resulted in billings and collections of $350 thousand in 1997.

Included in unbilled receivables at December 31, 1997 is approximately $457 thousand of costs relating to a certified claim on the Fort Bragg contract performed by Quanta Systems. The contract was terminated by the
U. S. Government in September, 1997 after Quanta Systems submitted a claim in May 1997. Quanta Systems was unable to bill approximately $181 thousand of costs from the available funding of the contract. Of the remaining $276 thousand of costs included in the unbilled receivables, management believes that there are sufficient reserves established for any amounts not recovered, and the outcome of the claim will not have a material effect on the financial statements.

6.  NOTES PAYABLE RELATED PARTIES
---------------------------------
In July, 1996, the holders of CompuDyne's $400 thousand Senior Convertible Notes (which includes the Chairman and a Director) agreed to convert the notes into 400,000 common shares. The same investors also agreed to purchase 600,000 additional common shares for $600 thousand. This financing, which was completed on July 12, 1996, added $1.0 million to the Company's equity, reduced interest charges, and provided the cash required to acquire SES and also provided working capital for SES operations.

At the time the Senior Convertible Notes were issued in August 1995, they had a conversion price of $1.50 per share. On May 23, 1996, the CompuDyne Board approved an amendment to the Senior Convertible Notes that reduced the conversion price to $1.00 per share based upon the price of CompuDyne common stock at the time, the restricted nature of the stock issued upon conversion, the limited liquidity for CompuDyne common stock existing at the time, an evaluation of CompuDyne's balance sheet and the need to strengthen CompuDyne's balance sheet in view of the proposed acquisition of SES. The notes were converted into common shares in July, 1996.

CompuDyne entered into a subordinated note agreement on April 29, 1995 with Alan Markowitz, a Director, for $100 thousand. The agreement calls for CompuDyne to pay $5,000 quarterly plus accrued interest for the quarter at a rate of Prime plus 1%. Amounts outstanding at December 31, 1997 and December 31, 1996 were $50 and $70 thousand, respectively. Interest expense pertaining to the notes for 1997 and 1996 were $6 and $8 thousand, respectively.

7.BANK NOTES PAYABLE
--------------------
The Company has a secured working capital line of credit agreement with the Asian American Bank and Trust Company of Boston, Massachusetts which allows borrowings of up to 75% of eligible accounts receivable. At December 31, 1996, the maximum available under the line was $850 thousand which has been increased to $1.75 million at December 31, 1997. The credit agreement requires the Company to maintain a working capital ratio of 1.1 to 1, and a debt service ratio of at least 1.0 to 1 with which the Company was in compliance. During 1996, the interest rate was 2% above the prime; the rate was reduced to .5% above prime in June, 1997 (10% at December 31, 1997). At December 31, 1997 and 1996, the Company had outstanding borrowings of $1.3 million and $121 thousand respectively. The current line is due to expire on July 1, 1998.

MicroAssembly has an unsecured line of credit with Fleet Bank for $100 thousand with no expiration date. The line of credit is guaranteed by Mr. Roenigk. The rate is prime plus 2% (11.5% at December 31, 1997) and there was $27 and $41 thousand outstanding as of December 31, 1997 and 1996, respectively.

8.FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

      Notes Payable - The carrying amounts reported in the balance sheet approximate fair value as the bank lines of credit are renewed annually at current interest rates.

9.  INCOME TAXES
----------------
The components of the income tax provision (benefit) from continuing operations for the years ended December 31, 1997, 1996, and 1995 are as follows:

              $ thousands
                                     1997     1996     1995
                                    -------  -------  -------
              Current               $    31  $   84   $  (29)
              Deferred                 (189)    (14)     (26)
                                     ------   -----    -----
                                    $  (158) $   70   $  (55)
                                      =====   =====    =====

The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities at December 31, 1997 and 1996 are summarized as follows:

                                             December 31,
                                           1997       1996
                                         -------    -------
Assets:
Accrued expenses and deferred
  compensation                          $     142   $     25
Tax operating loss carryforward            10,341      9,416
Tax credit carryforward                       459        408
Book reserves in excess of tax                315        122
Book depreciation in excess of tax              -         28
Accrued pension liability                     184        164
                                         --------    -------
Total deferred assets                      11,441     10,163
Valuation allowance                       (11,254)   (10,163)
                                         --------    -------
  Net deferred assets                         187          -

Liabilities:
Tax depreciation in excess of
 book depreciation                            (64)         -
Investment in subsidiary                        -        (66)
                                         --------    -------
Total deferred liabilities                    (64)       (66)
                                         --------    -------
Net deferred liabilities               $      (64)  $    (66)
                                        =========    =======

A valuation allowance is provided to offset fully the recorded current deferred tax assets as management cannot conclude that such deferred tax assets are more likely of realization than not. The non-current deferred tax assets are more likely of realization than not and accordingly, no valuation allowance is provided.

The difference between the statutory tax rate and CompuDyne's effective tax rate from continuing operations are summarized as follows:

                                          1997      1996    1995
                                         -------   -----   -----
Statutory federal income tax rates        35.0%    34.0%   34.0%
State income taxes, net of
 Federal benefit                           2.9      4.6       -
Change in valuation allowance            (51.2)       -   (34.0)
Tax effect of NOL utilization            (18.6)   (27.0)      -
Reversal of prior year taxes                 -        -   (10.9)
Tax effect of non-deductible items         2.5      3.6    (9.9)
                                          ----     ----    ----
   Tax                                   (29.4)%  (15.2)% (20.8)%
                                          ====     ====    ====

At December 31, 1997, the Company and its subsidiaries have net operating loss carryforwards available to offset future taxable income of approximately $29 million, subject to certain severe limitations. These carryforwards expire between 2000 and 2009. The utilization of substantially all of these tax loss carryforwards is limited to approximately $200 thousand each year as a result of the ownership change which occurred in 1995. The Company also has carryforwards available for alternative minimum tax purposes which do not differ significantly from
regular net operating loss carryforwards.   The Company also has research
and development tax credits of approximately $459 thousand expiring between 1999 and 2003.

10.  COMMON STOCK AND COMMON STOCK OPTIONS
------------------------------------------
On November 12, 1992, the CompuDyne Board authorized the issuance of 300,000 shares of Common Stock to key employees of CompuDyne and Quanta Systems at a price of $.40 per share, the fair market value at such time. In January 1993, the Board subsequently authorized the issuance of an additional 200,000 shares of Common Stock to a key employee at the same price and on the same terms as those authorized on November 12, 1992. These authorizations were formalized in Stock Purchase Agreements, dated August 1, 1993, under which the employees may purchase an aggregate of 125,000 shares on August 1, of each of the years 1993 through 1996 provided certain conditions are met including continued employment by CompuDyne, by paying cash for such shares or by giving the Company a five-year non-recourse promissory note, collateralized by the stock and bearing interest at 2% per annum over the rate designated by the First National Bank of Maryland as its prime commercial rate. As of December 31, 1996, 302,500 shares of CompuDyne Common Stock had been issued to five members of senior management, (the Management Shares ) in exchange for promissory notes pursuant to the Stock Purchase Agreements. Due to the resignation of two of the employees who were parties to the Stock Purchase Agreements, 225,000 shares of CompuDyne Common Stock have been issued under the Stock Purchase Agreements with no further shares remaining.

In August 1995, the Company issued Martin A. Roenigk options, vested immediately, to purchase up to 200,000 shares of the Company's Common Stock for $1.50 per share, 100% of the fair market value of such shares at the date of grant. The options expire in ten (10) years.

On February 2, 1996 the Compensation and Stock Option Committee granted options to purchase 16,290 shares of CompuDyne Common Stock to key employees of CompuDyne's subsidiary, MicroAssembly, at a price of $1.81 per share (100% of the fair market value of such shares at the date of grant) and in accordance with the terms and conditions of the 1986 Stock Incentive Compensation Plan. In May, 1996 the number of shares granted was reduced to 12,040 shares when an optionee resigned and did not exercise his options within 30 days following the date on which he ceased to be an employee, as defined under the terms of the plan. In addition, on February 2, 1996 the Compensation and Stock Option Committee granted options to purchase 21,710 shares of CompuDyne Common Stock to key employees of CompuDyne's subsidiary, MicroAssembly, at a price of $1.81 per share (100% of the fair market value of such shares at the date of grant) and in accordance with the terms and conditions of the 1996 Stock Incentive Plan for Employees (the Plan ). These options vest over a five
(5) year term. The Plan was subsequently approved by the Shareholders at its Annual Meeting on June 5, 1996. In May, 1996 the number of shares granted was reduced to 15,960 shares when an optionee resigned and did not exercise his options within 30 days following the date on which he ceased to be an employee, as defined under the terms of the Plan. On July 11, 1996 the Committee granted options, which vest over five years, to purchase 121,000 shares, of CompuDyne Common Stock to key employees of the newly acquired company, SecurSystems, and a key employee of Data Control Systems, in accordance with the terms and conditions of the 1996 Stock Incentive Compensation Plan for Employees at a price of $1.625 per share (the fair market value of such shares at the date of grant).

On September 18, 1996 the Company issued options to purchase 1,050 shares of common stock for $1.625 per share to directors of the Company. On May 21, 1997 the Company issued options to purchase 1,050 shares of common stock for $2.81 per share to directors of the Company. On November 17, 1997 the Company issued options to purchase 1,050 shares of common stock for $1.69 per share to directors of the Company. Of the above shares to the directors, 50% become vested after the second year and the remaining 50% after the third year.

On November 17, 1997 the Company also issued options, which vest over five years, to purchase 52,000 shares of common stock at $2.81 per share to selected employees of Quanta Systems and SecurSystems.

The transactions for shares under options were:

                           Year      Weighted    Year        Year
                          ended       Average    ended       ended
                         December 31, Exercise December 31, December 31
                             1997     Price      1996         1995
                          ---------- ------  ------------  -----------
Outstanding, Beginning
  of Period
       Shares               375,050   $1.60     225,500      92,167
       Prices             $1.50-2.00         $1.50-14.125  $.75-14.125
Granted
       Shares                54,100   $2.79     160,050     283,210
       Prices             $1.69-2.81             $1.81     $1.375-2.00
Exercised
       Shares                  -        -          -         58,210
       Prices                  -        -          -         $1.375
Expired or Canceled          25,000   $2.00     10,500       91,667
Outstanding, End of
 Period
       Shares               404,150   $1.73    375,050      225,500
       Prices            $1.50-$2.81          $1.50-2.00  $1.50-14.125
Options Exercisable         253,775            375,050      225,500

Information with respect to stock options outstanding and stock options exercisable at December 31, 1997 is as follows:

                           OPTIONS OUTSTANDING
                           -------------------


   Range of       Number                Weighted           Weighted
   Exercise    Outstanding              Average        Average Remaining
    Price     at December 31,1997    Exercise Price    Contractual Life
 ----------   -----------------    --------------     -------------------
$1.50 - $2.00        351,100            $1.57               1.21
   $2.81              53,050            $2.81               4.88
                     -------
                     404,150
                     =======

                          OPTIONS EXERCISABLE
                          -------------------

   Range of       Number                Weighted           Weighted
   Exercise    Outstanding              Average        Average Remaining
    Price     at December 31,1997    Exercise Price    Contractual Life
 ----------   -----------------    --------------     -------------------
$1.50 - $2.00    253,512                $1.94               1.24
   $2.81             253                $2.81               4.92
                 -------
                 253,775
                 =======

As permitted under SFAS No. 123, the Company continues to account for its employee stock-based compensation plans and options granted under APB No.
25. No compensation expense has been recognized in connection with options, as all options have been granted with an exercise price equal to fair value of the Company s common stock on the date of grant.
Accordingly, the Company has provided below the additional disclosures specified in SFAS No. 123 for 1996 and 1995. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.00%, expected life of 7 years, dividend rate of zero percent and expected volatility of 60%. Using these assumptions, the fair value of the stock options granted in 1997, 1996 and 1995 is $0, $165,000 and $231,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company s net income (loss) and earnings (loss) per share for the years ended December 31, 1997, 1996 and 1995 would have been reduced to the following pro forma amounts:

(In thousands)                            1997     1996      1995

Net Income (loss):
           As Reported                  $  696   $  331   $  (663)
           Pro Forma                    $  696   $  294   $  (836)

Net Income (Loss) per share:
           As Reported                  $ 0.23   $ 0.09   $  (.40)
           Pro Forma                    $ 0.23   $ 0.08   $  (.50)

The resulting pro forma compensation cost may not be representative of that expected in future years.

11.  EMPLOYEE BENEFIT PLANS
---------------------------
The Company has a 401(k) retirement savings plan covering substantially all employees.  All employees are eligible to participate in the plan after completing one year of service.  Participants may make before tax contributions of up to 15% of their annual compensation subject to
Internal Revenue Service limitations.  CompuDyne currently matches employee contributions up to the first 2.5% contributed.  Expense for matching contributions to the Plan was $114 thousand, $76 thousand and
$46 thousand for 1997, 1996, and 1995, respectively.

12.  COMMITMENTS AND CONTINGENT LIABILITIES
-------------------------------------------
The Company and certain of its subsidiaries are obligated as lessees under various operating leases for office, distribution, manufacturing and storage facilities.

The minimum rent payments include space which is sub-leased to Orion
Corporation. As of December 31, 1997, future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows (in thousands):

           Year Ended December 31,
                                   Sub-Lease  Net
                                   ---------  ------
           1998     $  462         $   (85)   $   377
           1999        476             (87)       389
           2000        164             (15)       149
           2001         45               -         45
           2002          5               -          5
                     -----          ------     ------
                    $1,152         $  (187)   $   965
                     =====          ======     ======

Rental expense was $452 thousand, $468 thousand and $399 thousand in 1997, 1996, and 1995, respectively.

The Company is party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability will not have a material effect on its financial position or results of future operations.


13.  RELATED PARTIES
--------------------

Corcap, Inc. ("Corcap"), entered into a Settlement Agreement, dated March
25, 1996 (the Settlement Agreement ), with Lydall, Inc. ( Lydall ) pursuant to which Corcap transferred 120,000 shares (the Transferred
Shares ) of CompuDyne Common Stock to Lydall in settlement of certain claims.

As part of the Settlement Agreement, Lydall required as a condition to signing, that CompuDyne enter into a registration rights agreement with Lydall obligating CompuDyne to register the Transferred Shares upon demand of Lydall two years following the date of the Agreement or in a piggyback registration at any time upon the proposed registration by CompuDyne of its stock. In order to induce CompuDyne to enter into such agreement, Corcap agreed to issue an option (the Corcap Option ) to CompuDyne to purchase 16,666 shares of CompuDyne Common Stock at a price of $.01 per share exercisable immediately for a period of five years under a Stock Option Agreement, dated March 25, 1996, between Corcap and
CompuDyne. In addition, Corcap agreed to limit CompuDyne's support of its legal services to $1 thousand per month for 24 months. On December
31, 1996 CompuDyne exercised its option to purchase 16,666 shares of CompuDyne Stock pursuant to the Option Agreement, which has been recorded as treasury stock.

14. KOLUX PENSION PLAN
----------------------

In March 1987, the Company ceased its Kolux plant operations resulting in a curtailment of the defined benefit pension plan covering certain plant employees. As of December 31, 1997, the actuarial present value of accumulated plan benefits was estimated to be $801 thousand, based upon a 7.0% interest rate assumption; the 1984 Unisex Mortality table with a five year age setback for females; and the March 1, 1997 (latest actuarial valuation) employee database projected forward to December 31, 1997. All benefits under the plan are fully vested. The market value of plan assets as of December 31, 1997 was $314 thousand. Accordingly, the plan's unfunded accrued liability as of December 31, 1997 of $489 thousand has been reflected in the balance sheet as accrued pension costs.

15.  INDUSTRY SEGMENT INFORMATION
---------------------------------
The Company currently operates in five business segments: government engineering services, physical security services, the manufacture of telemetry and telecommunications equipment, the manufacturing and marketing of the Stick-Screw  System and distribution of physical security products.  During the years ended December 31, 1997, 1996, and
1995 sales to the United States Federal Government amounted to 47%, 70%
and 86%, respectively, of the Company's total net sales.  No other single customer accounted for greater than 10% of the Company's net sales.

The following segment information includes revenues and related costs for Quanta Systems, government engineering services, DCS's telemetry and telecommunications products and Corporate activities for the three years ended December 31, 1997, 1996 and 1995. Also included are revenues and related costs from SecurSystems physical security services for the year ended December 31, 1997 and from its July 11, 1996 acquisition through December 31, 1996, SYSCO's product sales operations from it's inception, October 11, 1997 through December 31, 1997 and MicroAssembly's Stick-
Screw product sales during the year ended December 31, 1997, December, 1996 and from its August 21, 1995 acquisition through December 31, 1995.


                                Revenues              Gross Profit
                                --------              -------------
                         1997    1996     1995    1997    1996     1995
                        ------  ------   -------  ------- -------  ------
Quanta Systems        $ 10,714  $ 15,644 $ 8,878  $ 1,694 $ 1,453 $ 1,169
Data Control
  Systems                1,317     1,480     863      364     462     269
SecurSystems             6,217     3,530       -    1,084     677       -
SYSCO                        -         -       -        -       -       -
MicroAssembly            1,768     1,488     567      336     211      78
CompuDyne Corporate          -         -       -        -       -       -
                       -------   -------  ------   ------  ------  ------
                      $ 20,016  $ 22,142 $10,308  $ 3,478 $ 2,803 $ 1,516

                     Total Assets, at Year End    Operating Income/(Loss)
                     ---------------------------  ----------------------
                         1997      1996     1995    1997    1996    1995
                       -------   -------  ------   ------  ------  -----
Quanta Systems        $  2,234  $  3,157 $ 1,251  $   764  $ 538   $ 546
Data Control
  Systems                1,375       812     758       18     13    (311)
SecurSystems             2,060     1,961       -       82    245       -
SYSCO                        -         -       -     (147)     -       -
MicroAssembly            1,286     2,300   2,392      208      3     (46)
CompuDyne Corporate        474      (655)   (454)    (385)   332)   (246)
                       -------   -------  ------   ------  ------  ------
                      $  7,429  $  7,575 $ 3,947  $   540  $ 467   $ (57)
                       =======   =======  ======   ======   =====   =====
                           Capital Expenditures       Depreciation
                           --------------------       -------------
                         1997      1996     1995    1997     1996    1995
                       -------  -------  -------  -------  -------  ----
Quanta Systems         $    78  $     9  $     4  $    13  $   3   $    -
Data Control
  Systems                   55        4        -       26     13        -
SecurSystems                55        8        -       11     30        -
SYSCO                        -        -        -        -      -        -
MicroAssembly               63       12       74       80     79       28
CompuDyne Corporate          -        -        -        -      -        -
                        ------   ------   ------   ------   ------  -----
                       $   251  $    33  $    78  $   130  $ 125   $   28


16.  SONOMA SETTLEMENT COSTS
----------------------------
On February 20, 1998, SecurSystems settled its claim against and from the County of Sonoma, California. The Company has accrued $270 thousand of settlement costs and legal fees related to this claim at December 31, 1997. With the settlement management believes there will be no additional liabilities to the Company from this matter.






               QUARTERLY STOCK DATA OTC BULLETIN BOARD BID PRICE
               -------------------------------------------------

Quarter Ended                                 High        Low
-------------------------------------------------------------------------
March 31, 1996                               $ 1 3/8     $ 1 1/4
June 30, 1996                                  1 3/8         7/8
September 30, 1996                             1 1/4       1 1/4
December 31, 1996                              1 1/4         3/4

Quarter Ended                                 High        Low
-------------------------------------------------------------------------
March 31, 1997                               $ 1 3/4     $   7/8
June 30, 1997                                  3 1/2       1
September 30, 1997                             3           1 3/4
December 31, 1997                              3           1



-------------------------------------------------------------------------

[INSIDE BACK COVER]





               C O R P O R A T E    P R O F I L E



CompuDyne Corporation, listed Over-the-Counter under the symbol "CDCY", is composed of five businesses: Quanta Systems, provides sophisticated engineering and security related services worldwide, primarily to branches of the U.S. Government, generally of a classified nature; Quanta SecurSystems sells, installs and maintains physical security products and systems primarily for the corrections market throught the U.S.; SYSCO Security Systems, Inc. sells advanced physical security products throughout North America under exclusive arrangements with Shorrock Integrated Systems and SYSCO companies in the United Kingdom and Germany; Data Control Systems designs and manufactures advanced telemetry and telecommunications products primarily for military, aeronautic, and satellite applications world-wide; and MicroAssembly Systems manufactures proprietary automated fastening systems and fasteners, designated the Stick-Screw [TM] System, which are sold to commercial manufacturers worldwide.


OFFICERS
--------

Martin A. Roenigk
President
Chief Executive Officer

Philip M. Blackmon
Executive Vice President

William C. Rock
Chief Financial Officer

Diane W. Burns
Secretary


DIRECTORS
---------

Martin A. Roenigk
Chairman of the Board

Philip M. Blackmon
Executive Vice President

David W. Clark, Jr.
Managing Director
Pryor & Clark Company

Miles P. Jennings, Jr.
Vice President - Investments
Advest, Inc.

Alan Markowitz
President
Paragon Financial Corp.

Millard H. Pryor, Jr.
Managing Director
Pryor & Clark Company


             C O R P O R A T E     D I R E C T O R Y


CORPORATE HEADQUARTERS
CompuDyne Corporation
120 Union Street
Willimantic, CT 06226

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

BANK
Asian American Bank & Trust Company
17 Kneeland Street
Boston, MA 02111

GENERAL COUNSEL
Tyler Cooper & Alcorn
CityPlace - 35th Floor
185 Asylum Street
Hartford, CT 06103

AUDITOR
Deloitte & Touche LLP
8201 Greensboro Drive
McLean, VA 22102


Shareholders may request a free copy of the Company's detailed annual report filed with the Securities and Exchange Commission on Form 10-K by writing to:

Diane W. Burns, Secretary
CompuDyne Corporation
120 Union Street
Willimantic, CT 06226.

Any Statements in this Annual Report that are not statements of historical fact are forward-looking statements that are subject to a number of important risks and uncertainties that could cause actual results to differ materially. Specifically, any forward-looking statements in this Annual Report related to the Company's objectives of future growth, acquisitions, profitability and financial returns are subject to a number of risks and uncertainties including, but not limited to, risks related to a growing market demand for the Comapny's existing and new products, continued growth in sales and market share of the Company's products and services, general economic conditions, competitive products and services, and product and technology development. There can be no assurance that such objectives will be achieved.


-------------------------------------------------------------------------

[BACK COVER]

[LOGO] COMPUDYNE CORPORATION


CORPORATE HEADQUARTERS
120 Union Street
Willimantic, CT 06226
Tel  860-456-4187
Fax  860-456-1187

Quanta Systems Corporation
213 Perry Parkway
Gaithersburg, Maryland 20877-2145
Tel  301-590-3300
Fax  301-590-3325

Data Control Systems
211 Perry Parkway
Gaithersburg, Maryland 20877-2145
Tel  301-590-3333
Fax  301-590-3325

Quanta SecurSystems, Inc.
7255 Standard Drive
Hanover, Maryland 21076
Tel  410-712-6020
Fax  410-712-0329

MicroAssembly Systems, Inc.
120 Union Street
Willimantic, CT 06226
Tel  860-456-0200
Fax  860-456-1187

SYSCO Security Systems, Inc.
7255 Standard Drive
Hanover, MD 21076
Tel  410-712-0333
Fax 410-712-6045



http//www.compudyne.com

-------------------------------------------------------------------------

APPENDIX

On the inside front cover of the printed version 14 bar graphs appear reflecting operating results for 1995, 1996 and 1997, respectively, as follows (in $000's, except for per share amounts): Revenue ($10,308; $22,143; $20,016); Net Income (-$211; $331; $696);Earnings Per Diluted
Share ($-0.13; $0.08; $0.16; $0.20 adjusted for Sonoma); Backlog ($6,312;
$5,650; $20,504); Shareholder Equity ($421, $1,776, $2,162); Return on
Equity (-14.3%; 14.0%; 21.5%; 26.4% adjusted for Sonoma)


A picture of Quanta Systems' Command and Control Center is provided on page 2 of the printed version.

A picture of Quanta System's Direction Finding Antenna System and Radome is provided on page 3 of the printed version.

On page 3 of the printed document two bar graphs appear. The first graph reflects Quanta Systems' Revenues/Backlog (in $000's) of $8,878/$4,808, $15,644/$3,052, and $10,714/$4,827 for the years 1995, 1996 and 1997, respectively. The second graph reflects Quanta Systems' Operating Income (in $000's) of $328, $283, and $552 for the years 1995, 1996 and 1997, respectively.


A picture of Quanta SecurSystems' Secure Perimeter Installations appears on page 4 of the printed version.

A picture of Quanta SecurSystems' Intelligent Optical Barrier appears on page 5 of the printed version.

On page 5 of the printed document two bar graphs appear. The first graph reflects Quanta SecurSystems' Revenues/Backlog (in $000's) of
$3,530/$1,736 and $6,217/$14,491 for the years 1996 and 1997, respectively. The second graph reflects Quanta SecurSystems' Operating Income (in $000's) of $192 and -$148 ($122 adjusted for Sonoma) for the years 1996 and 1997, respectively.

A picture of Data Control Systems' satellite appears on page 6 of the printed version.

On page 6 of the printed document two bar graphs appear. The first graph reflects Data Control Systems' Revenues/Backlog (in $000's) of $863/$986, $1,480/$344, and $1,317/$636 for the years 1995, 1996 and 1997, respectively. The second graph reflects Quanta Systems' Operating Income (in $000's) of -$434, $4, and -$1 for the years 1995, 1996 and 1997, respectively.

A picture of MicroAssembly Systems' Stick-Screw product appears on page 7 of the printed version

On page 7 of the printed document two bar graphs appear. The first graph reflects MicroAssembly Systems' Revenues/Backlog (in $000's) of $567/$518, $1,488/$518, and $1,768/551 for the years 1995, 1996 and 1997, respectively. The second graph reflects MicroAssembly Systems' Operating Income (in $000's) of -$61, -$4, and $178 for the years 1995, 1996 and
1997, respectively.

A picture of Quanta International's ADACS Alarm Detection and Access Control System appears on page 8 of the printed version.